CORPORATE & SHAREHOLDER SERVICES

October 8, 2008

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

Subject: Energy Exploration Technologies Inc. (the “Corporation”)

We hereby confirm the following materials were sent by prepaid first class mail on September 29, 2008 to the registered holders of Common shares of the Corporation:

1.

Financial Statements for the year ended December 31, 2007

2.

Notice of Annual and Special Meeting / Information Circular dated September 24, 2008

3.

Proxy

4.

2008 NI 51-102 Request Form

5.

Proxy Return Envelope

We further confirm that copies of items #1 - #4 of the above-noted materials were sent by courier on September 26, 2008 to each intermediary holding Common shares of the Corporation, who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are filing this material with you in our capacity as agent for the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed “Dan Young”

Dan Young

Corporate Administrator

Corporate & Shareholder Services

Direct Dial: (403) 261-8467

Email: youngd@olympiatrust.com

2300, 125 – 9th Avenue SE, Calgary, AB  T2G 0P6  Tel. (403) 261-0900 Fax (403) 265-1455